May 7, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: ING Investors Trust (on behalf of ING Large Cap Growth Portfolio)

Dear Ladies and Gentlemen:

Attached for filing via the EDGAR system is Pre-Effective Amendment No. 1 to the registration statement on Form N-14 under the Securities Act of 1933, as amended (“Act”), for ING Investors Trust (the “Registrant”) (File No. 333-180548). This Pre-Effective Amendment is being filed in connection with a reorganization in which ING Large Cap Growth Portfolio, a series of the Registrant, will acquire all of the assets of ING American Funds Growth Portfolio, another series of the Registrant, in exchange for shares of ING Large Cap Growth Portfolio and the assumption by ING Large Cap Growth Portfolio of the liabilities of ING American Funds Growth Portfolio.

Pursuant to Rule 461 under the Act, the Registrant hereby respectfully requests that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective immediately, or as soon thereafter as practicable.  The Registrant is aware of its obligations under the Act.

No fees are required in connection with this filing. Should you have any questions please feel free to contact the undersigned at 480- 477-2666 or Corey Rose at 704-339-3164.

Very truly yours,

/s/ Huey P. Falgout
Huey P. Falgout
Secretary
ING Investors Trust

Attachments